Exhibit 4.4

THE PNC FINANCIAL SERVICES GROUP, INC. AND AFFILIATES

DEFERRED COMPENSATION AND INCENTIVE PLAN

(Effective as of January 1, 2012)

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) and certain of its Affiliates previously adopted and presently maintain The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation Plan (the “DCP”) and The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan (the “SISP”) in order to provide eligible employees the opportunity to defer receipt of eligible compensation into nonqualified deferred compensation plans;

WHEREAS, effective January 1, 2012, new deferrals will not be permitted into the DCP and the SISP for amounts earned on or after January 1, 2012; and

WHEREAS, effective January 1, 2012, the Corporation wishes to replace the DCP and the SISP with a single, unfunded nonqualified deferred compensation plan that is a “top-hat plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended, under which a select group of management or highly compensated employees will have the opportunity to defer receipt of eligible base salary and variable pay that is earned during an applicable plan year.

NOW, THEREFORE, in consideration of the foregoing, The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation and Incentive Plan (the “Plan”) is hereby adopted, effective January 1, 2012, to read as follows:

SECTION 1

DEFINITIONS

1.1	“Account” means the bookkeeping account established for each Participant who is entitled to a benefit under the Plan. An Account is established only for purposes of determining the amount of benefits hereunder and not to segregate assets or to identify assets that may or must be used to satisfy benefits. An Account will be credited with Deferral Amounts set forth in Section 3 of the Plan and Earnings under Section 5 of the Plan. The Participant’s Account may be administratively segregated into one or more subaccounts to reflect benefits that are payable at different times and in different forms. As used herein, the term “Account” may refer to a subaccount as the context so requires.

1.2

“Active Employee” means an Employee who is actively employed by an Employer. By way of example, and not limitation, an Employee is not actively employed by an Employer if the Employee is absent from work due to a leave of absence, short-term or long-term disability, or displacement. Active Employee does not include: (i) leased employees (which, in accordance with Internal Revenue Code Section 414(n), means any person, other than an employee of the recipient, who, pursuant to an agreement between the recipient and any other person, has performed services for the recipient, or for the recipient and related persons determined in accordance with Internal Revenue Code Section 414(n)(6), on a substantially full-time basis for a period of at least one year, and such services are performed under the primary direction or control of the recipient); (ii) interns; (iii) temporary employees or employees who are reclassified from another classification to temporary employees; (iv) employees who are not paid through the Corporation’s primary payroll system; and (v) employees with no U.S. source income. The decision as to whether an Employee is an Active Employee shall be made by the Plan Manager in his or her sole discretion.

1.3	“Administrative Committee” means The PNC Financial Services Group, Inc. Administrative Committee or such other committee that is appointed to administer the ISP.

1.4	“Affiliate” means any business entity whose relationship with the Corporation is as described in Subsection (b), (c) or (m) of Internal Revenue Code Section 414.

1.5	“Annualized Base Salary” means an Employee’s Base Salary on an annualized basis as reflected on the Employer’s payroll records. For purposes of determining an Employee’s Base Salary in connection with this Section 1.5, the term “Participant” in Section 1.6 shall mean “Employee.”

1.6	“Base Salary” means the salary or other non-variable pay received by a Participant for personal services actually rendered in the course of employment with an Employer during a Plan Year to the extent that the amounts are includible in gross income or would have been includible in gross income but for an election under Internal Revenue Code Section 125, 132(f)(4), 402(e)(3) or 402(h) or any deferral election into a qualified or nonqualified plan, including, without limitation, the ISP. Base Salary does not include: (i) amounts that are not processed through the Corporation’s primary payroll system; (ii) Short-Term Incentive Pay or other cash or non-cash incentive compensation amounts or commissions; (iii) amounts received by the Participant from a third-party, including, without limitation, amounts received by the Participant pursuant to an insurance program, plan or policy; and (iv) severance pay or any other amounts received by the Participant after the Participant’s Severance From Service but only to the extent that such amounts are not attributable to services rendered by the Participant prior to the Severance From Service.

1.7	“Beneficiary” or “Beneficiaries” means the individual or individuals designated by the Participant to receive the balance of the Participant’s Account upon the Participant’s death in accordance with Section 6 of the Plan.

1.8	“Board” means the Board of Directors of the Corporation.

1.9	“Change in Control” means a change of control of the Corporation of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Corporation is then subject to such reporting requirement; provided, however, that, without limitation, a Change in Control will be deemed to have occurred if:

(a)	any Person, excluding employee benefits plans of the Corporation and its subsidiaries, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions thereto), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation’s then-outstanding securities; provided, however, that such an acquisition of beneficial ownership representing between 20% and 40%, inclusive, of such voting power will not be considered a Change in Control if the Board approves such acquisition either prior to or immediately after its occurrence;

(b)	the Corporation consummates a merger, consolidation, share exchange, division or other reorganization or transaction of the Corporation (a “Fundamental Transaction”) with any other corporation, other than a Fundamental Transaction that results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 60% of the combined voting power immediately after such Fundamental Transaction of (i) the Corporation’s outstanding securities, (ii) the surviving entity’s outstanding securities, or (iii) in the case of a division, the outstanding securities of each entity resulting from the division;

(c)	the shareholders of the Corporation approve a plan of complete liquidation or winding-up of the Corporation or an agreement for the sale or disposition (in one transaction or a series of transactions) of all or substantially all of the Corporation’s assets;

(d)	as a result of a proxy contest, individuals who, prior to the conclusion thereof, constituted the Board (including, for this purpose, any new director whose election or nomination for election by the Corporation’s shareholders in connection with such proxy contest was approved by a vote of at least two-thirds of the directors then still in office who were directors prior to such proxy contest) cease to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied);

(e)	during any period of 24 consecutive months, individuals who, at the beginning of such period, constituted the Board (including, for this purpose, any new director whose election or nomination for election by the Corporation’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease, for any reason, to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied); or

(f)	the Board determines that a Change in Control has occurred.

Notwithstanding anything to the contrary herein, a divestiture or spin-off of a subsidiary or division of the Corporation will not by itself constitute a Change in Control.

1.10	“Committee” means the Personnel and Compensation Committee of the Board.

1.11	“Compensation Threshold” for a Plan Year means the amount of compensation designated by the Internal Revenue Service under Internal Revenue Code Section 416(i)(l)(A)(i) for the calendar year that includes the Eligibility Determination Date.

1.12	“Corporate Executive Group” means the group designated as such by the Corporation (or any successor group thereto).

1.13	“Corporation” means The PNC Financial Services Group, Inc. and any successors thereto.

1.14	“DCP” means The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation Plan, adopted as of November 21, 1996, as amended from time to time.

1.15	“Deferral Amount” means the amount credited to the Participant’s Account in accordance with the Participant’s Deferral Election. The term “Deferral Amount” will not include Earnings.

1.16	“Deferral Election” means a Participant’s irrevocable election to defer a whole percentage of his or her Base Salary or Eligible Short-Term Incentive Pay earned during a Plan Year and otherwise payable to the Participant by timely delivery to the Plan Manager of a Deferral Election Form. Deferral Elections shall be calculated with respect to the gross cash Base Salary or Eligible Short-Term Incentive Pay payable to the Participant prior to any deductions or withholdings, but shall be reduced by the Committee to the extent necessary so that Deferral Elections do not exceed 100% of the cash amounts payable to the Participant after deduction of all required income and employment taxes and any other deductions required by law. In the case of a Participant who has incurred a Severance From Service, the Participant’s Deferral Election and Deferral Election Form shall apply to his or her Base Salary or Eligible Short-Term Incentive Pay earned prior to the Severance From Service notwithstanding that Participant had incurred a Severance From Service at the time the payment would otherwise be made absent the Deferral Election.

1.17	“Deferral Election Form” means a document, in a form or forms approved by the Plan Manager, including electronic, whereby the Participant elects to defer, in whole percentages, up to 20% of the Participant’s Base Salary and/or up to 75% of any Short-Term Incentive Pay earned during a Plan Year and otherwise payable to the Participant and designates a Distribution Event and form of payment for the portion of the Participant’s Account attributable to such Deferral Amount, including Earnings.

1.18

“Disability” means, except as may otherwise be required by Internal Revenue Code Section 409A, that a Participant either: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, is receiving, and has received for at least three months, income-replacement benefits under any Corporation-sponsored disability benefit plan. A Participant who has been determined to be eligible for Social Security disability benefits shall be presumed to have a Disability as defined herein. The definition of Disability contained in the Plan shall have no impact or effect on any determination regarding disability made under any other employee benefit plan of the Employer.

1.19	“Distribution Date” means the date for commencement of distributions of a Participant’s Account(s) determined in accordance with Section 4.1 of the Plan.

1.20	“Distribution Event” means the event selected by the Participant on his or her Deferral Election Form for the commencement of the distribution of the Participant’s Account attributable to a Deferral Amount (including Earnings). A Participant may select as a Distribution Event for a Deferral Account: (i) Severance From Service; or (ii) a Specified Date.

1.21	“Earnings” means any deemed investment gains or losses credited or debited to a Participant’s Account with respect to such Participant’s Deferral Amount.

1.22	“Eligible Short-Term Incentive Pay” means (i) 100% of the Participant’s first $25,000 of Short-Term Incentive Pay plus (ii) 50% of the Participant’s next $225,000 of Short-Term Incentive Pay; provided, however, that, for a Grandfathered Corporate Executive Group Participant, Eligible Short-Term Incentive Pay means such Participant’s Annual Short-Term Incentive Pay not in excess of the greater of (i) $25,000 or (ii) 50% of such Participant’s Short-Term Incentive Pay.

1.23	“Eligibility Determination Date” means the October 1st immediately preceding the Plan Year with respect to which an Employee who is eligible to participate in the Plan pursuant to the criteria set forth in Section 2 of the Plan may submit a Deferral Election.

1.24	“Employee” means any person employed by an Employer.

1.25	“Employer” means the Corporation and any Affiliate that has one or more employees paid through PNC’s primary payroll system, except to the extent that any such Affiliate is designated by the Plan Manager as not an Employer for purposes of the Plan and listed on Schedule A hereto (an “Excluded Affiliate”). The Plan Manager may update Schedule A to reflect any designation, or removal of a designation, as an Excluded Affiliate pursuant to this Section 1.25 without amendment to the Plan.

1.26	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.27	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.28	“Grandfathered Corporate Executive Group Participant” means a Participant who (i) was a member of the Corporate Executive Group on December 31, 2009 as reflected on the Corporation’s payroll records and (ii) continues to be a member of the Corporate Executive Group.

1.29	“Installment Period” has the meaning assigned in Section 4.2(a).

1.30	“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Internal Revenue Code shall be deemed to include any regulation, ruling, or other guidance issued thereunder by the Department of the Treasury or the Internal Revenue Service.

1.31	“ISP” means The PNC Financial Services Group, Inc. Incentive Savings Plan, as amended from time to time.

1.32	“KEEP” means The PNC Financial Services Group, Inc. Key Executive Equity Program, as amended from time to time.

1.33	“Participant” means, except as provided in Section 1.5 or 1.54, any (i) Employee who meets the eligibility criteria set forth in Section 2 of the Plan and/or has an Account under the Plan and (ii) any former Employee who has an Account under the Plan. Notwithstanding the foregoing, an Employee who does not have an Account under the Plan shall cease to be a Participant if the Employee does not make a Deferral Election, or elects or is deemed to elect to defer no Base Salary and Eligible Short-Term Incentive Pay, for the Plan Year the Employee is otherwise entitled to make a Deferral Election.

1.34	“Pension Plan” means The PNC Financial Services Group, Inc. Pension Plan, as amended from time to time.

1.35	“Person” has the meaning given in Section 3(a)(9) of the Exchange Act and also includes any syndicate or group deemed to be a person under Section 13(d)(3) of the Exchange Act.

1.36	“Plan” means The PNC Financial Services Group, Inc. and Affiliates Deferred Compensation and Incentive Plan, which is the Plan set forth in this document, as amended from time to time.

1.37	“Plan Manager” means any individual designated by the Committee to manage the operation of the Plan as herein provided or to whom the Committee has duly delegated any of its duties and obligations hereunder.

1.38	“Plan Year” means the calendar year.

1.39	“Prior Plan” has the meaning assigned in Section 6.

1.40	“Retirement” means the Participant’s Severance From Service at any time and for any reason (other than death) on or after a Participant has attained age 55 and completed five years of Vesting Service.

1.41	“Semi-Annual Valuation Date” means the first business day of January or July, as the context so requires.

1.42	“Separation From Service” means separation from service within the meaning of Internal Revenue Code Section 409A. For purposes of this definition, a Participant shall be deemed to have a Separation from Service on the date on which the Participant and the Employer reasonably anticipate that no further services would be performed after such date or that the level of bona fide services the Participant would perform after such date would permanently decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding 36-month period (or the full period of employment if less than 36 months). Notwithstanding the above, no Separation from Service shall be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence until the latest of: (i) six months after commencement of the leave, other than for a Disability; (ii) 29 months after commencement of the leave as the result of a Disability; or (iii) the date on which the Participant ceases to have a legally protected right to reemployment under an applicable statute or by contract.

1.43	“Severance From Service” means the Participant’s Separation from Service with The PNC Financial Services Group, Inc. and all of its Affiliates.

1.44	“Short-Term Incentive Pay” means, with respect to a Plan Year, and only to the extent that such amounts are processed through the Corporation’s primary payroll system and designated by the Corporation as eligible for deferral hereunder: (i) any commissions earned by the Participant; (ii) any monthly, quarterly and annual incentive award or portion of an incentive award payable in cash and earned by the Participant during the Plan Year; (iii) any other cash bonus or incentive compensation payment that is payable in cash and earned by the Participant during the Plan Year; and (iv) any amounts identified in clauses (i), (ii) or (iii) that are paid after the Participant’s Severance From Service but only to the extent such amounts are earned prior to the Participant’s Severance From Service; provided, however, that Short-Term Incentive Pay shall not include any amounts that become subject to the Corporation’s general clawback policy or any other policy, program or practice concerning the recapture of an overpayment. A Participant’s Short-Term Incentive Pay is attributable to a Plan Year if it is earned during the Plan Year, notwithstanding that it may be paid during a later Plan Year. Short-Term Incentive Pay shall not include any amounts subject to mandatory deferral.

1.45	“SISP” means The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan, adopted as of January 1, 1989, as amended from time to time.

1.46	“Specified Date” means the Semi-Annual Valuation Date that is specified by a Participant for the commencement of the distribution of his or her Account attributable to a Deferral Amount (including Earnings); provided, however, that such date is at least one full calendar year after the last day of the Plan Year to which the Deferral Amount relates. A Participant shall not be permitted to have designated more than five Specified Dates at any one time for Deferral Amounts (including Earnings) under the Plan.

1.47	“Spouse” means the person to whom the Participant is legally married on the relevant date (as determined under the laws of the state in which the Participant is a resident at the time of marriage).

1.48	“Subsequent Deferral Election” has the meaning assigned in Section 3.4.

1.49	“Subsequent Deferral Election Date” has the meaning assigned in Section 3.4.

1.50	“Trust” means the grantor trust established by the Corporation to assist in funding its obligations under the Plan.

1.51	“Unforeseeable Emergency” means an unforeseeable emergency that is a severe financial hardship to a Participant resulting from: (i) an illness or accident of the Participant, the Spouse, the Participant’s beneficiary, or the Participant’s dependent (as defined in Internal Revenue Code Section 152, without regard to Internal Revenue Code Sections 152(b)(1), (b)(2), and (d)(1)(B)); (ii) loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance); or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Withdrawals of amounts because of such unforeseeable emergency will only be permitted to the extent reasonably necessary to satisfy the unforeseeable emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such unforeseeable emergency is or may be relieved:

(a)	through reimbursement or compensation by insurance or otherwise; or

(b)	by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause financial hardship.

The Plan Manager will have the sole and absolute discretion to determine whether an Unforeseeable Emergency exists.

1.52	“Unforeseeable Emergency Withdrawal” has the meaning assigned in Section 4.3.

1.53	“Vesting Service” has the meaning assigned such term in the Pension Plan.

1.54	“Year-to-Date Short-Term Incentive Pay” means the Short-Term Incentive Pay paid or payable to the Employee between January 1 and the Eligibility Determination Date, plus, to the extent not already included, any Short-Term Incentive Pay that would have been received by the Employee during such period but for the Employee’s participation in a mandatory or elective deferral plan, including, without limitation, this Plan. For purposes of determining the Employee’s Short-Term Incentive Pay in connection with this Section 1.54, the term “Participant” in Section 1.44 shall mean “Employee.” An Employee’s Year-to-Date Short-Term Incentive Pay shall be determined by the Plan Manager in his or her sole discretion.

SECTION 2

ELIGIBILITY FOR PARTICIPATION

In general, an Employee may be eligible to participate in the Plan for a Plan Year if, as of the Eligibility Determination Date (i) the Employee is an Active Employee and (ii) the sum of the Employee’s Annualized Base Salary plus Year-to-Date Short-Term Incentive Pay exceeds the Compensation Threshold. The decision as to whether an Employee is eligible to participate in the Plan is reserved to the Plan Manager in his or her sole discretion.

SECTION 3

BENEFITS

3.1	Deferral Amount.

Any Employee who is eligible to participate in the Plan pursuant to the criteria set forth in Section 2 of the Plan may elect to defer payment of Base Salary and/or Eligible Short-Term Incentive Pay during a Plan Year by making a Deferral Election with respect to such Base Pay and/or such Eligible Short-Term Incentive Pay by submitting a Deferral Election Form to, and in accordance with the procedures established by, the Plan Manager; provided, however, that any such Deferral Election with respect to Base Pay shall not be greater than 20% and any such Deferral Election with respect to Eligible Short-Term Incentive Pay shall not be greater than 75%. Only whole percentages of Base Pay and Eligible Short-Term Incentive Pay may be designated for deferral.

3.2	Deferral Election Form.

The Plan Manager may establish enrollment periods during which a Participant’s Deferral Election Form must be received by the Plan Manager; provided, however, that, except as otherwise provided in this Section 3.2, no Deferral Election Form may be accepted, and no deferral election may be made, after the December 31st immediately preceding the Plan Year for which the Deferral Election is to be effective. A Deferral Election Form will be effective only for one Plan Year and will apply to Base Salary and any Eligible Short-Term Incentive Pay earned by the Participant for that Plan Year (or any portion of that Plan Year) to which the Deferral Election relates, regardless of when such amounts are otherwise scheduled to be paid. Each Deferral Election Form also will permit the Participant to specify one or more Distribution Events, and, where applicable, whether the distribution will be made in a lump sum or installments, for the Deferral Amount (including Earnings). A Deferral Election Form may include an opportunity to designate a Beneficiary or Beneficiaries, to select a deemed investment in an investment fund or funds, and to make other elections or provide additional information as the Plan Manager shall determine, in his or her sole discretion.

A Deferral Election Form that is not timely filed with respect to a Plan Year shall have no effect with respect to such Plan Year and shall be considered void. Whether a Deferral Election Form is timely filed shall be determined by the Plan Manager, in his or her sole discretion, consistent with this Section 3.2 and the requirements of Internal Revenue Code Section 409A. In the event that a Participant’s Deferral Election Form fails to designate for deferral a percentage of Base Salary, Eligible Short-Term Incentive Pay, or both, the Participant will be deemed to have elected not to defer any amount of Base Salary, Eligible Short-Term Incentive Pay, or both, as the case may be. In the event that a Participant’s Deferral Election Form fails to designate a Distribution Event, or designates a Distribution Event that is not permitted under the terms of the Plan (including, without limitation, designating a Specified Date that is less than one full calendar year from the last day of the applicable Plan Year), the Participant shall be deemed to have selected the Participant’s Severance From Service as the Distribution Event for the Deferral Amount (including Earnings) attributable to the Plan Year.

The Plan Manager shall make a good-faith effort to interpret any Deferral Election Form to the greatest extent possible consistent with the terms of the Plan and restrictions under applicable law.

3.3	Cancellation or Revocation of Deferral Elections.

A Participant’s Deferral Election for a Plan Year may be cancelled by the Committee or its delegate for the remainder of such Plan Year upon: (i) the Participant’s taking a hardship withdrawal under the ISP, the DCP or the SISP (as applicable); (ii) the Participant’s Disability, provided that the suspension occurs by the later of the end of the Participant’s taxable year and the 15th day of the third month following the date the Participant incurs the Disability; and (iii) the Participant’s receipt of a distribution from the Plan on account of an Unforeseeable Emergency. Any such cancellation shall apply to any Base Salary and Eligible Short-Term Incentive Pay subject to such Deferral Election that would otherwise have been payable after the date of such suspension and before the end of such Plan Year. In addition, all of a Participant’s existing Deferral Elections will be deemed to have been revoked upon: (A) a termination of the Plan or the portion thereof covering the Participant, to the extent permitted under Internal Revenue Code Section 409A; or (B) the Participant’s Severance From Service (except with respect to any Base Salary and/or Eligible Short-Term Incentive Pay earned before the Severance From Service).

3.4	Modification of Distribution Elections.

A Participant who has not already commenced receiving a distribution of an Account attributable to a Distribution Event may, with respect to an Account to be distributed in connection with a Specified Date, subsequently change the previously designated Specified Date to another Specified Date or, with respect to an Account to be distributed in connection with a Severance From Service, subsequently change the form in which a distribution is to be made in connection with the Severance From Service (a “Subsequent Deferral Election”); provided, however, that a Subsequent Deferral Election may be made only if the Subsequent Deferral Election: (i) is made at least 12 months prior to the Distribution Event previously designated for such portion of his or her Account; (ii) is not effective until the 12-month anniversary of the date on which the Subsequent Deferral Election is made (the “Subsequent Deferral Election Effective Date”); and (iii) defers the

Distribution Date for such portion of his or her Account by at least five years from the Distribution Date applicable under the prior Distribution Event. In the case of a Subsequent Deferral Election with respect to an Account to be distributed in connection with a Severance From Service, the Distribution Date for the Account following the Subsequent Deferral Election shall be the Distribution Date determined in accordance with Section 4 of the Plan as if the Participant’s Severance From Service occurred on the anniversary of the Participant’s actual Severance From Service that is equal to the product of (A) five multiplied by (B) the number of Subsequent Deferral Elections that the Participant has made with respect to the Account to be distributed in connection with his or her Severance From Service. A Participant may make a Subsequent Deferral Election in accordance with the procedures established by the Plan Manager. Notwithstanding the foregoing, a Participant’s Subsequent Deferral Election shall be cancelled, void and of no further force and effect if the Participant experiences a Severance From Service before the Subsequent Deferral Election Effective Date.

SECTION 4

DISTRIBUTION OF DEFERRAL AMOUNTS AND PARTICIPANT ACCOUNTS

4.1	Time of Distribution.

(a)	Severance From Service.

(1)	If the Participant designates Severance From Service as the Distribution Event for a Deferral Amount, distribution of the Participant’s Account attributable to such Deferral Amount (including Earnings) shall commence within 30 days of the first Semi-Annual Valuation Date that is at least six months after the occurrence of the Participant’s Severance From Service.

(2)	In the event that a Participant’s Account is distributed following a Severance from Service in annual installments pursuant to Section 4.2(a) of the Plan, the first installment payment shall be made in accordance with subsection (1) above, and each subsequent annual installment payment shall be made within 30 days of the Semi-Annual Valuation Date that represents the anniversary of the Semi-Annual Valuation Date in connection with which the Participant’s distributions commenced, until the Participant’s Account is fully distributed.

(b)	Specified Date.

If the Participant designates a Specified Date as the Distribution Event for a Deferral Amount, distribution of the Participant’s Account attributable to such Deferral Amount (including Earnings) shall commence within 30 days of the Semi-Annual Valuation Date that the Participant designated as the Specified Date on his or her Deferral Election Form (or in accordance with a modification pursuant to Section 3.4); provided, however, that, if a Participant incurs a Severance From Service that is not due to Retirement or death, distribution of all of the Participant’s Accounts, other than an Account to be distributed in connection with a Specified Date that occurred on or before the date of the Severance From Service, will commence within 30 days of the first Semi-Annual Valuation Date that is at least six months after the Participant’s Severance From Service.

4.2	Form of Distribution.

Except as otherwise provided in this Section 4.2, distribution of a Participant’s Account attributable to any Deferral Amount (including Earnings) shall commence in accordance with the Distribution Event designated by the Participant on his or her Deferral Election Form (or in accordance with a modification pursuant to Section 3.4), and such distribution shall be made, as follows:

(a)	Severance From Service.

A distribution commencing in connection with a Severance From Service will be payable in accordance with the Participant’s election on his or her Deferral Election Form (or in accordance with a modification pursuant to Section 3.4) to receive the distribution in either (i) a single lump sum or (ii) annual installments over a period designated by the Participant (the “Installment Period”) of not less than two years and not more than 10 years. If the Participant elects to receive distributions in installments, the Participant shall also elect to receive either (A) substantially equal annual installments (subject to fluctuations in the value of the deemed investments) over the Installment Period or (B) a partial lump sum equal to a specified dollar amount or percentage of the Account designated for distribution with the remaining balance of such Account paid in substantially equal installments (subject to fluctuations in the value of the deemed investments) over the remainder of the Installment Period. The amount of each installment payment (other than the partial lump-sum payment described in clause (B)) shall be determined by dividing the balance of the Account as of the associated Semi-Annual Valuation Date by the number of installment payments remaining to be distributed. Notwithstanding the foregoing, in the event that a Participant incurs a Severance From Service that is not due to Retirement or death, or if the Participant fails to elect a form of payment for an Account that is to be distributed in connection with a Separation From Service, or makes an invalid election, distribution of the Participant’s Account will be made in a single lump-sum payment.

(b)	Specified Date.

A distribution commencing in connection with a Specified Date shall be paid in a single lump sum.

4.3	Unforeseeable Emergency Withdrawal.

A Participant may request a distribution of all or any portion of his or her Account in the event of an Unforeseeable Emergency (an “Unforeseeable Emergency Withdrawal”) in

accordance with the procedures established by the Plan Manager. Upon approval of the Plan Manager, payment of an Unforeseeable Emergency Withdrawal will be made in a single lump sum cash payment as soon as administratively practicable, but, in any event, no later than ninety (90) days after such approval. The amount of the Unforeseeable Emergency Withdrawal will be deducted pro rata from all of the Participant’s Accounts based upon the proportionate value each Account bears to the aggregate value of all of the Participant’s Accounts, and pro rata from all of the deemed investments within an Account based upon the proportionate value each of the deemed investments bears to the aggregate value of all of the deemed investments within the Account, on the first business day of the month in which the Unforeseeable Emergency Withdrawal is approved. An Unforeseeable Emergency Withdrawal will have no effect on the timing of the distributions of any amounts remaining in such Participant’s Account, and, except as otherwise determined by the Committee or its delegate pursuant to Section 3.3, will not have any effect on any current or future Deferral Election after the Unforeseeable Emergency Withdrawal.

4.4	Death Benefit.

If the Participant’s Severance From Service occurs because of the Participant’s death, either before or after payments commence, the balance of the Participant’s Account will be distributed to the Participant’s Beneficiary or Beneficiaries (determined in accordance with Section 6 hereto) in a single lump-sum payment within 90 days of the Participant’s death. The amount, subject to the distribution of a Participant’s Account under this Section 4.4, shall be based on the value of the Participant’s Account as of the date of such Participant’s death, if such date is a business day, or, if it is not, as of the first business day immediately preceding the date of death.

Notwithstanding the foregoing, if a Participant’s date of death is on or after the Distribution Date associated with a scheduled distribution, whether attributable to a Specified Date or one of the installment payments in a series of installment payments following a Severance From Service, but before the payment associated with such Distribution Date is actually distributed, such distribution shall not be affected and shall continue to be distributed in accordance with the Participant’s Deferral Election, with such distribution to be paid to the Participant’s estate. For the avoidance of doubt, the remaining installment payments that are not paid to the Participant’s estate pursuant to the immediately preceding sentence shall be distributed in accordance with the first paragraph of this Section 4.4.

4.5	Form and Valuation of Distribution.

All distributions will be payable in cash. Except as provided otherwise in Sections 4.3 and 4.4, the amount subject to the distribution of a Participant’s Account shall be based on the value of the Participant’s Account as of the Semi-Annual Valuation Date in connection with which the distribution is made.

SECTION 5

INVESTMENT FUNDS

Deferral Amounts credited to a Participant’s Account under the Plan will be deemed to be invested in the investment fund or funds selected by the Participant in accordance with procedures established by the Plan Manager. The Participant may elect to change the investment fund elections in accordance with procedures established by the Plan Manager. The Administrative Committee will, in its sole discretion, determine the various investment funds that will be available for the deemed investment of all Deferral Amounts. If the Participant fails to select an investment fund or funds with respect to any Deferral Amount, such Deferral Amount will be automatically invested in a default investment fund as may be designated from time to time by the Administrative Committee, until the Participant provides investment directions in accordance with procedures established by the Plan Manager. The Participant’s Account will be valued daily.

The Committee or its delegate, in its sole and absolute discretion, will establish procedures for allocating any Earnings to the Participant’s Account.

SECTION 6

DESIGNATION OF BENEFICIARIES

The Participant will designate a Beneficiary or Beneficiaries to receive the balance of the Participant’s Account upon the Participant’s death. Such designation will be on a form approved by the Plan Manager and will not be effective until the Plan Manager receives the form. If no valid Beneficiary designation form is on file with the Plan Manager upon the Participant’s death, then the balance of the Participant’s Account will be payable to the Beneficiary designated by the Participant under the Employer’s group life insurance plan (which, in the case of a Participant who is also participating in the KEEP, shall mean the Beneficiary designated by the Participant under the KEEP), or, if no such designation exists, to the Participant’s estate. For the sake of clarity, Beneficiary or Beneficiaries designations under any plan that is merged into the Plan (the “Prior Plan”) will be honored until a Participant designates a new Beneficiary or Beneficiaries under the Plan or until the Participant revokes his or her prior Beneficiary or Beneficiaries designations under the Prior Plan.

SECTION 7

TRUST FUND

No assets of the Corporation or any Employer will be segregated or earmarked with respect to any Deferral Amounts and all such amounts will constitute unsecured contractual obligations of the Employer. If the Corporation chooses to contribute to the Trust to offset its obligation under this Plan, all assets or property held by the Trust will at all times remain subject to the claims of the general creditors of the Corporation or any Employer.

SECTION 8

CLAIMS PROCEDURE

8.1	Initial Claim.

Claims for benefits under the Plan will be filed with the Plan Manager. If any Participant or Beneficiary claims to be entitled to a benefit under the Plan and the Plan Manager determines that such claim should be denied, in whole or in part, the Plan Manager will notify such person of its decision in writing. Such notification will be written in a manner calculated to be understood by such person and will contain (i) specific reasons for the denial, (ii) specific reference to pertinent Plan provisions, (iii) a description of any additional material or information necessary for such person to perfect such claim and an explanation of why such material or information is necessary, and (iv) information as to the steps to be taken if the person wishes to submit a request for review. Such notification will be given within 90 days after the Plan Manager receives the claim. If such notification is not given within such period, the claim will be considered denied as of the last day of such period and such person may request a review of his or her claim.

8.2	Review Procedure.

Within 60 days after the date on which the Participant or Beneficiary receives a written notice of a denied claim (or, if applicable, within 60 days after the date on which such denial is considered to have occurred), such person (or his or her duly authorized representative) may (i) file a written request with the Committee for a review of his or her denied claim and of pertinent documents, and (ii) submit written issues and comments to the Committee. The Committee will notify such person of its decision in writing. Such notification will be written in a manner calculated to be understood by such person and will contain specific reasons for the decision as well as specific references to pertinent Plan provisions. The decision on review will be made within 60 days after the Committee receives the request for review. If the decision on review is not made within such period, the claim will be considered denied.

8.3	Claims and Review Procedure Not Mandatory After a Change in Control.

After the occurrence of a Change in Control, the claims procedure and review procedure provided for in this Section 8 will be provided for the use and benefit of Participants who may choose to use such procedures, but compliance with the provisions of this Section 8 will not be mandatory for any Participant claiming benefits after a Change in Control. It will not be necessary for any Participant to exhaust these procedures and remedies after a Change in Control prior to bringing any legal claim or action, or asserting any other demand, for payments or other benefits to which such Employee claims entitlement.

SECTION 9

ADMINISTRATION; DELEGATION

The Committee will have the sole and absolute authority to determine eligibility for benefits and administer, interpret, construe and vary the terms of the Plan; provided, however, that after a Change in Control, the Committee will be subject to the direction of the trustee of the Trust with respect to the exercise of the authority granted by this Section 9 and elsewhere in this Plan.

This Plan is intended to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA and will be administered in a manner consistent with that intent.

The Board or the Committee may, in its sole discretion, delegate authority hereunder, including, but not limited to, delegating authority to modify, amend, administer, interpret, construe or vary the Plan, to the extent permitted by applicable law or administrative or regulatory rule.

All administrative costs and expenses of the Plan, to the extent permitted under applicable law, will be allocated among and deducted from Accounts of all Participants on a pro rata basis in accordance with procedures determined by the Plan Manager.

SECTION 10

AMENDMENT AND TERMINATION

The Committee will have the sole and absolute discretion to modify, amend or terminate this Plan, in whole or in part, at any time; provided, however, that no modification, amendment or termination will be made that would have the effect of decreasing the amount payable to any Participant or Beneficiary hereunder without the consent of such Participant or Beneficiary. In the event of any termination of the Plan or any portion thereof, payment of affected Participants’ Accounts shall be made under, and in accordance with, the terms of the Plan and the applicable elections, except that the Committee may determine, in its sole discretion, to accelerate payments to all such Participants if, and to the extent that, such acceleration is permitted under Internal Revenue Code Section 409A.

After a Change in Control, the Plan may not be amended in any manner that adversely affects the administration of payment of a Participant’s benefits hereunder (including, but not limited to, the timing and form or payment of benefits hereunder) without the consent of the Participant, nor may the provisions of this Section 10 or Section 11 be amended after a Change in Control with respect to a Participant without the written consent of the Participant; provided, however, that the failure of the Participant to consent to any such amendment will not impair the ability of the Committee to amend the Plan with respect to any other Participant who has consented to such amendment.

SECTION 11

SUCCESSORS

In addition to any obligations imposed by law upon any successor(s) to the Corporation and the Employers, the Corporation and the Employers will be obligated to require any successor(s) (whether direct or indirect, by purchase, merger, consolidation, operation of law, or otherwise) to all or substantially all of the business and/or assets of the Corporation and the Employers to expressly assume and agree to perform this Plan in the same manner and to the same extent that the Corporation and the Employers would be required to perform it if no such succession had taken place; in the event of such a succession, references to “Corporation” and “Employers” herein will thereafter be deemed to include such successor(s). Except as set forth in the preceding sentence with respect to the successor(s) to all or substantially all of the business and/or assets of the Corporation and the Employers, the Corporation’s and the Employers’ obligations under this Plan are not assignable or transferable except, in the discretion of the Corporation, to: (i) any corporation, partnership or limited liability company that acquires all or substantially all of the assets of an Employer; or (ii) any corporation, partnership or limited liability company into which an Employer may be merged or consolidated.

SECTION 12

GOVERNING LAW

The Plan will be governed according to the laws of the Commonwealth of Pennsylvania, without reference to its conflict of laws provisions, to the extent not preempted by federal law.

SECTION 13

MISCELLANEOUS

13.1	Liability of the Board and the Committee.

Neither the Board nor the Committee will be liable to any person for any action taken or admitted in connection with the administration, interpretation, construction or variance of the Plan.

13.2	No Contract of Employment.

Nothing herein will be construed as an offer or commitment by the Corporation or any Affiliate to continue any Participant’s employment with it for any period of time.

13.3	Compensation Under Other Plans.

Any amount deferred and/or payable under this Plan shall not be considered Compensation for the purpose of computing benefits to which such Participant may be entitled under any qualified pension plan (as that term is defined in Section 3(3) of ERISA) or other arrangement of the Corporation or an Affiliate for the benefit of Employees, except as specified in such plan or arrangement.

13.4	Withholding.

The Corporation or an Affiliate shall have the right to deduct from payment of any amount under the Plan any taxes required by law to be withheld from a Participant or Beneficiary with respect to such payment.

13.5	Spendthrift Clause.

The right of the Participants to any amounts deferred or invested in this Plan will not be transferable or assignable and will not be subject to alienation, encumbrance, garnishment, attachment, execution or levy of any kind, voluntary or involuntary, except when, where and if compelled by applicable law. For the sake of clarity, domestic relations orders purporting to assign benefits under the Plan do not apply to the Plan.

13.6	Severability.

Whenever possible, each provision of this Plan will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, then (i) such provision will be deemed to be amended to, and to have contained from the outset such language as is necessary to, accomplish the objectives of the provision as originally written to the fullest extent permitted by law, and (ii) other provisions of this Plan will remain in full force and effect.

13.7	Construction.

No rule of strict construction shall be applied against the Corporation, any Affiliate, the Committee, the Board, the Plan Manager or any other person regarding the interpretation of any terms of this Plan or any rule or procedure established by the Committee.

Where the context allows, words in the masculine gender shall include the feminine and neuter genders, the plural shall include the singular and the singular shall include the plural.

The captions of sections and paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

13.8	Corporation and Affiliate Liability.

Whenever, in the Committee’s or the Plan Manager’s opinion, any person entitled to receive any payment is under a legal disability, is a minor, or is incapacitated in any way so as to be unable to manage his or her financial affairs, the Corporation or an Affiliate, at its discretion, may make such payment for the benefit of such person to his or her legal representative, custodian or guardian. When the Corporation or an Affiliate makes any payment pursuant to this subsection, it shall be considered as a complete discharge of its liability for the making of such payments under the Plan.

13.9	Entire Agreement.

This writing constitutes the final and complete embodiment of the understandings of the parties hereto and all prior understandings and communications of the parties, oral or written, concerning this Plan are hereby renounced, revoked and superseded.

13.10	Notices.

All notices to the Corporation hereunder shall be delivered to the attention of the Committee or to the Plan Manager acting on its behalf. Any notice or filing required or permitted to be given to the Committee or the Corporation under this Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to the Committee or to the Plan Manager, at the principal office of the Corporation. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

13.11	Compliance with Law.

The Plan is intended to comply with applicable law. Without limiting the foregoing, the Plan is intended to comply with the applicable requirements of Internal Revenue Code Section 409A, and will be administered in accordance with Internal Revenue Code Section 409A to the extent that Internal Revenue Code Section 409A applies to the Plan. Notwithstanding any provision in the Plan to the contrary, distributions from the Plan may only be made in a manner, and upon an event, permitted by Internal Revenue Code Section 409A. If any payment or benefit cannot be provided or made at the time specified herein without incurring penalties under Internal Revenue Code Section 409A, then such benefit or payment will be provided in full at the earliest time thereafter when such penalties will not be imposed. For purposes of Internal Revenue Code Section 409A, a series of installment payments under the Plan shall be treated as a single payment. In the event that the Plan provides for the payment of any amount within a specified period of time, the actual date of payment of such amount shall be determined by the Corporation in its sole discretion. To the extent that any provision of the Plan would cause a conflict with the applicable requirements of Internal Revenue Code Section 409A, or would cause the administration of the Plan to fail to satisfy the applicable requirements of Internal Revenue Code Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law.

13.12	Compliance with the Uniformed Services Employment and Reemployment Rights Act of 1994.

Notwithstanding any other provision of the Plan to the contrary, the Plan shall be administered consistent with the requirements under Chapter 43 of Title 38 of the United States Code.

*    *    *    *

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 8th day of November, 2011.

/s/ Joan L. Gulley
Joan L. Gulley
Executive Vice President and Chief Human Resources Officer

SCHEDULE A

EXCLUDED AFFILIATES